December 1, 2005

Mr. Calvin A. Wallen, III
President and Chief Executive Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas  75238

	Re:	Cubic Energy, Inc.
      Post-Effective Amendment No. 3 to Form SB-2
		Filed November 2, 2005
		File No. 333-120388

		Form 10-KSB for the fiscal year ended June 30, 2005
		Filed October 7, 2005
		Form 10-QSB for the fiscal quarter ended September 30,
2005
		Filed November 14, 2005
      Schedule 14A filed on November 4, 2005, as revised
	File No. 0-09355


Dear Mr. Wallen:

      We have limited our review of your filings and response letter dated November 29, 2005 to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note in your response to prior comment 2 that you believe no sales have been made using the prospectus in Form SB-2 filed on March
21, 2005. Please confirm to us that no sales have been made or explain why you cannot.
Schedule 14A
Proposal 2 - Approval of Amendment to Articles of Incorporation,
page
8

2. We note your disclosure that you have not entered into any definitive agreement with respect to the issuance of the shares of common stock requested to be authorized. We reissue prior comment 10.
Please disclose whether you have a current intent to issue any of those additional shares as part of a plan, proposal, or arrangement.
If so, please disclose and if not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jason Wynn at (202) 551-3756 or me at (202)
551-
3740 with any questions. Direct all correspondence to the following
ZIP code:  20549-7010.

								Sincerely,


								H. Roger Schwall
								Assistant Director

cc:  J. Wynn
??

??

??

??

Mr. Calvin A. Wallen, III
Cubic Energy, Inc.
December 1, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010